Points International to Present at Jefferies 2012 Global Technology, Media &
Telecom Conference on May 7th

Toronto, Canada – April 26, 2012 – Points International Ltd. (TSX: PTS; NASDAQ: PCOM), owner of the loyalty reward management program platform www.Points.com, announced today that management will present at Jefferies 2012 Global Technology, Media & Telecom Conference to be held on May 7-10, 2012 at the Westin New York in NYC. Rob MacLean, the Company’s Chief Executive Officer and Anthony Lam, the Company’s Chief Financial Officer will present at 9:00 a.m. ET followed by a breakout session at 9:30 a.m. ET on Monday May 7, 2012.

During the conference, management will be available to meet with investors in a one-on-one setting. For more information or to meet with management, please contact Points International's investor relations team.

About Points International Ltd.

Points International Ltd. (TSX: PTS; NASDAQ: PCOM), doing business as Points.com, is the global leader in reward currency management, providing multiple eCommerce and technology solutions to the world's leading loyalty brands. Points.com also manages www.points.com, the largest consumer rewards management platform that allows over 3 million users to trade, exchange and redeem points, miles and rewards. Points International was recently named the 5th largest Canadian software company and the 40th largest Canadian technology company by the 2012 Branham300 list.

Points.com's solutions enable the management and monetization of loyalty currencies, including frequent flyer miles, hotel points, retailer rewards and credit card points, as well as enhancing loyalty program consumer offerings and back-end operations for more than 50 partners worldwide. Points.com’s SaaS products allow eCommerce merchants to add loyalty solutions to their online stores and reward customers for purchases.

For more information on Points.com, visit www.pointsinternational.com, follow us on Twitter (@pointsadvisor), fan us on Facebook (www.facebook.com/pointsfans) or read our blog (http://blog.points.com).

Contact:

Addo Communications
Laura Foster /Kimberly Esterkin
lauraf@addocommunications.com; kimberlye@addocommunications.com
(310) 829-5400